

Mail Stop 4720

July 15, 2016

Jeffrey Brown
Executive Vice President and Chief Operating Officer
US Alliance Corporation
4123 SW Gage Center Drive
Suite 240
Topeka, Kansas 66604

> **Re: US Alliance Corporation**
> **Registration Statement on Form 10**
> **Filed May 2, 2016**
> **File No. 000-55627**

Dear Mr. Brown:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Patricia Garringer-Strickland, Esq.
       Lathrop & Gage LLP